Exhibit 99.1

Prenetics Announces Record Third Quarter 2022 Financial Results and

Raises Full Year 2022 Revenue and EBITDA Guidance

LONDON AND HONG KONG, November 10, 2022 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 and Recent Highlights:

•	Reported third quarter 2022 revenue of US$80 million

•	Reported loss from operations of US$9 million, adjusted earnings[1] of US$21 million and adjusted EBITDA[2] of US$27 million in the third quarter

•	Achieved gross margin of 59% in the third quarter

•	Appointed Professor Robert Harris, founder and former CEO of Lakeside Healthcare Group, one of UK’s largest GP practices, as Executive Chairman of Prenetics EMEA

•	Ended the third quarter with cash and other short-term assets[3] of approximately US$250 million

•	Obtained HSBC banking facilities of US$50 million for general corporate purposes and liquidity for potential acquisitions, demonstrating confidence from financial institutions

Danny Yeung, Chief Executive Officer and Co-founder of Prenetics, said “I’m very proud of our strong results, demonstrating our continued growth, and reflecting the success we’ve had in performing over 26 million COVID-19 laboratory and at-home tests to date. Looking ahead, we expect to see continued demand in COVID testing to drive near term revenues. I’m also very excited to see our global clinical strategy taking shape, as we launch more tests into more clinics. As part of our UK restructuring, we’ve recently added Professor Robert Harris as our Executive Chairman for Prenetics EMEA. We are thrilled to be able to leverage his knowledge and experience as a co-founder and former CEO of Lakeside Healthcare Group, which he grew into one of the largest GP practices in the UK. We believe with the addition of Prof. Harris and our new UK strategy, we aim to provide clinical care to 1 million people by 2025. Lastly, we are now in final discussions for multiple acquisitions in the area of clinical cancer genomics, virtual care and primary care clinics which we believe would be highly synergistic and accretive to Prenetics as we continue on our mission to build an end to end health ecosystem. I look forward to providing key updates in the coming months.

Professor Robert Harris, Executive Chairman of Prenetics EMEA, added “I am thrilled to join Prenetics as they continue to scale the business and approach exciting roll-up opportunities. Having previously built one of the UK’s largest GP practices, managing hundreds and thousands of patients, I’m impressed by Prenetics’ suite of preventive and diagnostic tests, and their goal of providing a greater level of care to patients.”

Financial Guidance

Prenetics provides guidance based on current market conditions and expectations for revenue and adjusted EBITDA, which is a non-IFRS financial measure.

For full year 2022, Prenetics raises revenue guidance to the range of US$270 million to US$280 million and raises full year adjusted EBITDA guidance to the range of US$47 million to US$53 million.

[1]

Adjusted Profit (non-IFRS) represents (loss)/profit from operations under IFRS before equity-settled share-based payment expenses, other strategic financing, restructuring costs in relation to UK and diagnostic business, transactional expense and non-recurring expense and fair value adjustments. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of Loss attributable to equity shareholders of Prenetics under IFRS and Adjusted profit for the period (Non-IFRS)” for more details.

[2]

Adjusted EBITDA (non-IFRS) represents (loss)/profit from operations under IFRS before equity-settled share-based payment expenses, depreciation and amortization, other strategic financing, restructuring costs in relation to UK and diagnostic business, transactional expense and non-recurring expense, and finance income, exchange gain or loss. See the section titled “Unaudited Financial Information and Non-IFRS Financial Measures” and the table captioned “Reconciliation of (Loss)/Profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)” for more details.

[3]	Represents current assets, comprising cash and cash equivalents, short-term financial assets, trade receivables, deposits, prepayments and other receivables, deferred expenses and inventory.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

Enquires:

Investors:
investors@prenetics.com
Media:
Strategic Public Relations Group
Vicky Lee	+852 2864 4834	Email: vicky.lee@sprg.com.hk
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk
Holly Szeto	+852 2864 4853	Email: holly.szeto@sprg.com.hk
www.sprg.com.hk

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements about Prenetics’ future results of operations and financial position, plans for new product development and geographic expansion, objectives of management for future operations, projections of market opportunity and revenue growth, competitive position, and technological and market trends, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Prenetics, which involve inherent risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. A number of risks and uncertainties could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: changes in applicable laws or regulations applicable to Prenetics; developments related to the COVID-19 pandemic; the regulatory environment and changes in laws, regulations or policies in which Prenetics operate; Prenetics’ ability to successfully compete in highly competitive industries and markets; Prenetics’ ability to continue to adjust its offerings to meet market demand; Prenetics’ ability to attract customers to choose its products and services and grow its ecosystem; political instability in the jurisdictions in which Prenetics operates; the overall economic environment and general market and economic conditions in the jurisdiction in which Prenetics operates; and Prenetics’ ability to execute its strategies, manage growth and maintain its corporate culture as it grows. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties included in Prenetics’ filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time.

Forward-looking statements speak only as of the date they are made. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Website

Prenetics intends to use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at https://www.prenetics.com/. Accordingly, we recommend you to monitor the investor relations portion of our website at https://ir.prenetics.com/ in addition to following our press releases, SEC filings, and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the “Request Email Alerts” section of our investor relations page at https://ir.prenetics.com/. However, the additional information contained on our website is not part of our SEC filings.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA, adjusted gross profit and adjusted profit for the period. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS operating results (1) Equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, and (4) other discretionary items determined by management. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of (Loss)/Profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)”, “Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)” and “Reconciliation of Loss attributable to equity shareholders of Prenetics under IFRS and Adjusted Profit for the period (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	September 30, 2022 $	June 30, 2022 $	December 31, 2021 $
Assets
Property, plant and equipment	10,974,095	12,863,570	13,037,192
Intangible assets	800,422	21,675,333	23,826,282
Goodwill	—	3,538,599	3,978,065
Deferred tax assets	7,696	4,983	79,702
Deferred expenses	7,393,072	8,538,212	—
Other non-current assets	334,524	449,651	693,548

Non-current assets	19,509,809	47,070,348	41,614,789

Inventories	8,210,825	11,296,467	6,829,226
Trade receivables	61,076,651	42,634,854	47,041,538
Deferred expenses	4,535,245	4,553,370	—
Deposits, prepayments and other receivables	6,356,168	11,563,328	7,817,756
Amounts due from related companies	—	—	9,060
Financial assets at fair value through profit or loss	25,226,919	26,746,657	9,906,000
Cash and cash equivalents	144,686,487	134,379,603	35,288,952

Current assets	250,092,295	231,174,279	106,892,532

Total assets	269,602,104	278,244,627	148,507,321

Liabilities
Deferred tax liabilities	224,189	596,151	659,498
Preference shares liabilities	—	—	486,404,770
Warrant liabilities	10,073,250	8,311,000	—
Lease liabilities	2,488,780	3,066,826	3,600,232

Non-current liabilities	12,786,219	11,973,977	490,664,500

Trade payables	9,077,855	8,571,871	9,979,726
Accrued expenses and other current liabilities	16,395,020	14,735,987	36,280,298
Contract liabilities	5,579,759	9,762,974	9,587,245
Lease liabilities	1,857,982	1,874,093	1,666,978
Trade financing	9,741,503	9,201,820	—
Tax payable	6,894,415	3,121,962	1,223,487

Current liabilities	49,546,534	47,268,707	58,737,734

Total liabilities	62,332,753	59,242,684	549,402,234

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	September 30, 2022 $	June 30, 2022 $	December 31, 2021 $
Equity
Share capital (US$0.0001 par value, 500,000,000 shares authorized and 110,979,347 shares issued (June 30, 2022: US$0.0001 par value, 500,000,000 shares authorized and 110,979,347 shares issued; December 31, 2021: US$0.0001 par value, 500,000,000 shares authorized and 14,932,033 shares issued))	11,098	11,098	1,493
Reserves	207,343,283	219,075,867	(400,811,431)

Total equity/(equity deficiency) attributable to equity shareholders of the Company	207,354,381	219,086,965	(400,809,938)
Non-controlling interests	(85,030)	(85,022)	(84,975)

Total equity/(equity deficiency)	207,269,351	219,001,943	(400,894,913)

Total equity and liabilities	269,602,104	278,244,627	148,507,321

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the nine months ended
	September 30, 2022 $	September 30, 2021 $
Revenue	223,440,544	211,136,492
Direct costs	(118,888,842)	(128,770,734)

Gross profit	104,551,702	82,365,758
Other income and other net (losses)/gains	(744,692)	199,305
Selling and distribution expenses (included equity-settled share-based payment expenses of $106,909 (2021: $15,624))	(10,798,052)	(11,575,835)
Research and development expenses (included equity-settled share-based payment expenses of $3,857,617 (2021: $2,723,370))	(11,913,427)	(5,104,080)
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	(19,109,580)	—
- Impairment losses on goodwill	(3,272,253)	—
- Impairment losses on property, plant and equipment	(1,738,467)	—
- Write-off of prepayment	(3,549,298)	—
Administrative and other operating expenses (included equity-settled share-based payment expenses of $24,172,462 (2021: $9,926,392))	(81,359,051)	(45,349,553)

(Loss)/profit from operations	(27,933,118)	20,535,595
Fair value loss on financial assets at fair value through profit or loss	(1,674,184)	—
Share-based payment on listing[4]	(89,546,601)	—
Fair value loss on convertible securities	—	(29,054,669)
Fair value loss on preference shares liabilities	(60,091,353)	(71,885,207)
Fair value loss on warrant liabilities	(3,301,827)	—
Write-off on amount due from a shareholder	—	(106,179)
Gain on bargain purchase	—	117,238
Other finance costs	(4,082,155)	(2,775,251)

Loss before taxation	(186,629,238)	(83,168,473)
Income tax expense	(5,432,092)	(5,105,364)

Loss for the period	(192,061,330)	(88,273,837)

Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and a joint venture outside Hong Kong	(7,602,604)	(1,006,600)

Total comprehensive income for the period	(199,663,934)	(89,280,437)

Loss attributable to:
Equity shareholders of Prenetics	(192,061,275)	(88,266,295)
Non-controlling interests	(55)	(7,542)

	(192,061,330)	(88,273,837)

[4]

The acquisition of the net assets of Artisan Acquisition Corp. (“Artisan”) on May 18, 2022 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment. The excess of fair value of Prenetics shares issued over the fair value of Artisan’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Total comprehensive income attributable to:
Equity shareholders of Prenetics	(199,663,879)	(89,272,895)
Non-controlling interests	(55)	(7,542)

	(199,663,934)	(89,280,437)

Loss per share
Basic loss per share	(2.73)	(2.90)
Diluted loss per share	(2.73)	(2.90)
Weighted average number of common shares:
Basic	70,371,679	30,396,578
Diluted	70,371,679	30,396,578

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
	$	$	$
Revenue	79,680,227	51,716,268	74,659,012
Direct costs	(32,861,283)	(30,021,343)	(48,919,345)

Gross profit	46,818,944	21,694,925	25,739,667
Other income and other net losses	(159,353)	(556,328)	(156,738)
Selling and distribution expenses (included equity-settled share-based payment expenses of $67,267 (June 30, 2022: $30,150; September 30, 2021: $9,771))	(2,395,630)	(3,119,276)	(5,292,592)
Research and development expenses (included equity-settled share-based payment expenses of $960,298 (June 30, 2022: $1,647,701; September 30, 2021: $2,024,342))	(3,248,693)	(4,843,244)	(2,170,589)
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	(19,109,580)	—	—
- Impairment losses on goodwill	(3,272,253)	—	—
- Impairment losses on property, plant and equipment	(1,738,467)	—	—
- Write-off of prepayment	(3,549,298)	—	—
Administrative and other operating expenses (included equity-settled share-based payment expenses in $4,959,298 (June 30, 2022: $11,316,433; September 30, 2021: $7,360,378))	(22,830,520)	(31,073,684)	(23,459,571)

Loss from operations	(9,484,850)	(17,897,607)	(5,339,823)
Fair value loss on financial assets at fair value through profit or loss	(14,841)	(1,659,343)	—
Share-based payment on listing	—	(89,546,601)	—
Fair value loss on preference shares liabilities	—	(31,815,352)	(71,885,207)
Fair value loss on warrant liabilities	(1,762,250)	(1,539,577)	—
Write-off on amount due from a shareholder	—	—	(106,179)
Gain on bargain purchase	—	—	117,238
Other finance costs	(142,581)	(1,447,778)	(2,352,895)

Loss before taxation	(11,404,522)	(143,906,258)	(79,566,866)
Income tax expense	(3,493,717)	(270,937)	(846,495)

Loss for the period	(14,898,239)	(144,177,195)	(80,413,361)

Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries and a joint venture outside Hong Kong	(2,826,668)	(4,245,198)	(858,767)

Total comprehensive income for the period	(17,724,907)	(148,422,393)	(81,272,128)

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
	$	$	$
Loss attributable to:
Equity shareholders of Prenetics	(14,898,231)	(144,177,194)	(80,410,937)
Non-controlling interests	(8)	(1)	(2,424)

	(14,898,239)	(144,177,195)	(80,413,361)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(17,724,899)	(148,422,392)	(81,269,704)
Non-controlling interests	(8)	(1)	(2,424)

	(17,724,907)	(148,422,393)	(81,272,128)

Loss per share
Basic loss per share	(0.21)	(2.91)	(2.65)
Diluted loss per share	(0.21)	(2.91)	(2.65)
Weighted average number of common shares:
Basic	70,371,679	49,616,648	30,396,578
Diluted	70,371,679	49,616,648	30,396,578

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of (Loss)/Profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
(Loss)/profit from operations under IFRS	(27,933,118)	20,535,595
Employee equity-settled share-based payment expenses	28,338,511	12,975,035
Depreciation and amortization	6,209,748	4,345,417
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	19,109,580	—
- Impairment losses on goodwill	3,272,253	—
- Impairment losses on property, plant and equipment	1,738,467	—
- Write-off of prepayment	3,549,298	—
Other strategic financing, transactional expense and non-recurring expenses	10,941,228	2,415,383
Finance income, exchange gain or loss, net	967,707	(333,798)

Adjusted EBITDA (Non-IFRS)	46,193,674	39,937,632

	For the three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
	$	$	$
Loss from operations under IFRS	(9,484,850)	(17,897,607)	(5,339,823)
Employee equity-settled share-based payment expenses	5,994,430	12,966,966	9,437,807
Depreciation and amortization	2,107,063	1,947,390	1,983,045
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	19,109,580	—	—
- Impairment losses on goodwill	3,272,253	—	—
- Impairment losses on property, plant and equipment	1,738,467	—	—
- Write-off of prepayment	3,549,298	—	—
Other strategic financing, transactional expense and non-recurring expenses	391,354	8,854,689	1,219,997
Finance income, exchange gain or loss, net	264,339	671,596	(12,421)

Adjusted EBITDA (Non-IFRS)	26,941,934	6,543,034	7,288,605

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of Gross Profit under IFRS and Adjusted Gross Profit (Non-IFRS)

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Gross profit under IFRS	104,551,702	82,365,758
Depreciation and amortization	1,364,314	801,870

Adjusted gross profit (Non-IFRS)	105,916,016	83,167,628

	For the three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
	$	$	$
Gross profit under IFRS	46,818,944	21,694,925	25,739,667
Depreciation and amortization	501,211	445,484	353,429

Adjusted gross profit (Non-IFRS)	47,320,155	22,140,409	26,093,096

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of Loss attributable to equity shareholders of Prenetics under IFRS and Adjusted profit for the period (Non-IFRS)

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Loss attributable to equity shareholders of Prenetics under IFRS	(192,061,275)	(88,266,295)
Employee equity-settled share-based payment expenses	28,338,511	12,975,035
Other strategic financing, transactional expense and non-recurring expenses	10,941,228	2,415,383
Share-based payment on listing	89,546,601	—
Fair value loss on convertible securities	—	29,054,669
Fair value loss on preference shares liabilities	60,091,353	71,885,207
Fair value loss on warrant liabilities	3,301,827	—
Fair value loss on financial assets at fair value through profit or loss	1,674,184	—
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	19,109,580	—
- Impairment losses on goodwill	3,272,253	—
- Impairment losses on property, plant and equipment	1,738,467	—
- Write-off of prepayment	3,549,298	—

Adjusted profit for the period (Non-IFRS)	29,502,027	28,063,999

	For the three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
	$	$	$
Loss attributable to equity shareholders of Prenetics under IFRS	(14,898,231)	(144,177,194)	(80,410,937)
Employee equity-settled share-based payment expenses	5,994,430	12,966,966	9,437,807
Other strategic financing, transactional expense and non-recurring expenses	391,354	8,854,689	1,219,997
Share-based payment on listing	—	89,546,601	—
Fair value loss on preference shares liabilities	—	31,815,352	71,885,207
Fair value loss on warrant liabilities	1,762,250	1,539,577	—
Fair value loss on financial assets at fair value through profit or loss	14,841	1,659,343	—
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	19,109,580	—	—
- Impairment losses on goodwill	3,272,253	—	—
- Impairment losses on property, plant and equipment	1,738,467	—	—
- Write-off of prepayment	3,549,298	—	—

Adjusted profit for the period (Non-IFRS)	20,934,242	2,205,334	2,132,074